Page 1 of 4 Filed by TCF Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation Commission File No.: 001-39009 Date:12.17.2020 Detroit Free Press Responses Dec. 17, 2020 Q: Is there an overarching thesis or reason for doing this merger? For instance, I assumed that TCF was doing quite well on its own, especially after the recent Chemical deal, so why change things like this and have Detroit start answering to folks in Columbus, Ohio? A: The scale of the combined company will be remarkable, compared to what either bank could do separately. The combined company will have dual headquarters for banking operations in Detroit and Columbus, and the executive leadership will be geographically dispersed throughout the footprint. This is the right combination at the right time. Our merger will allow us to accelerate and increase our ability to invest in mobile and digital innovation, which will benefit our customers. We will be better positioned to serve our employees, customers, shareholders and local communities. This opportunity leverages our combined strengths. Most importantly, our values and culture align. Both companies share an operating philosophy that focuses on looking out for colleagues, customers and communities. Both companies share a commitment to diversity, equity and inclusion. We believe having dual headquarters for banking operations ensures that we get the best out of the combined company. Both Detroit and Columbus are very important markets for our future. We will have senior management presence in Detroit, Columbus, Minneapolis, Chicago and elsewhere – not only to lead our efforts with colleagues and support our customers, but also to strengthen the communities we serve. Huntington has long had a distributed executive leadership model to maximize our local advantage, and that will continue in the new combined company. Q: The merger plan is said to include about $450M in deposit divestitures. It’s my understanding that divestitures, from a bank customer’s perspective, can involve the involuntary transfer of their bank account to an entirely different bank, and that the customer, if they wish to remain on with the newly enlarged Huntington, must take affirmative action to then cancel their accounts with the new bank and re-sign up with the new Huntington. So, I’d like to ask: A) Do you know how many customers and the specific bank branches that would be affected by divestiture – especially if any Michigan branches are involved? B) Why are TCF and Huntington doing this to customers? A: As a result of the overlap in the current banking center network, Huntington may be legally required to divest a modest number of branches. Both companies’ branch distribution networks will be reviewed to determine how to give customers the most convenience and continued excellent customer service.

Page 2 of 4 Q: The Free Press has so far interviewed a bank merger expert as well as a consumer advocate who have expressed general anti-competition concerns about increased consolidation and merger activity in recent years among regional banks. Does TCF Bank and/or Huntington have any response to such concerns, in light of this merger plan? A: The combined company will be able to make much stronger investments in the technology that customers desire, far more than TCF could do on its own. We believe this partnership is good for our customers, our communities and our colleagues. The scale equals better services and products so that we can compete and provide a world-class experience for our customers. This will allow us to do more for our communities. For example, consider the new $50 million donor-advised fund at the Community Foundation for Southeast Michigan that is a part of this deal. That’s an added benefit for our communities that is coming out of this merger, on top of commitments both banks have already made. The combined company also will have the scale to do more to assist low-income and minority customers and communities. Huntington recently announced a $20 billion Community Plan, including $5 billion specific to Michigan. It focuses on driving economic inclusion through access to capital, affordable housing and home ownership, and community lending and investment. TCF also recently announced a $1 billion commitment over five years across our footprint to support minority-owned and women- owned small businesses. TCF’s commitment will be added to and included in this initiative. Q: Does Huntington, including its future legacy TCF segment, plan to increase any consumer fees and/or lower what it pays in interest as a result of this merger and the fact that there will be fewer competing banks to contend with? Following the Great Recession, Huntington introduced a contrarian approach to business that was driven by doing the right thing for customers. It included distinctive consumer features like 24-Hour Grace, Asterisk-Free Checking and other options to look out for people’s financial well-being. Since then, Huntington launched innovations that include The Hub, the bank’s digital-banking experience, Huntington Heads Up®, a digital messaging platform, and Money ScoutSM, an automatic savings tool that scans customers’ accounts and looks out for money they can set aside without missing it. These free tools are designed to help customers save more money, manage their spending and keep their financial goals front and center. To help customers navigate the current recession caused by the pandemic and manage their long-term financial health, Huntington is providing additional and ongoing support for businesses and consumers. Huntington, the nation’s No. 1 Small Business Administration 7(a) lender by volume, reaffirmed its commitment to looking out for people by adding new features that help them avoid paying overdraft fees at a time when they may need it most with the addition of 24-Hour Grace for Business and a No Overdraft Fee $50 Safety Zone. 24-Hour Grace is the first and only service of its kind that gives consumer, business and commercial customers additional time to cover overdrafts on their checking accounts. With 24-Hour Grace, Huntington will automatically waive the overdraft fee as long as the customer makes a deposit during

Page 3 of 4 the next business day to resolve the overdraft. 24-Hour Grace is available for free on all Huntington consumer, business and commercial checking, savings and money market products. Q: Are there any Community Benefits Agreements for this merger, like that which Key Bank did in the Buffalo, New York area? And if not, why not? A: Huntington will contribute $50 million to a donor-advised fund at the Community Foundation for Southeast Michigan to serve the needs of communities in Detroit and across the footprint of the combined bank. This donor-advised fund will be in addition to commitments already made by both banks, including a combined $10 million to Detroit’s Strategic Neighborhood Fund. Huntington and TCF are investing in their communities to support economic inclusion and to help make customers more financially secure in the future. The bank recently announced a new, five-year, $20 billion Community Plan that is focused on economic opportunity for people, small businesses, and communities throughout its seven-state footprint. Plus, Huntington helped more than 37,000 businesses, and TCF helped more than 16,000 customers, with Paycheck Protection Program loans, further demonstrating their support and commitment to looking out for people. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the

Page 4 of 4 integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S- 4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. PARTICIPANTS IN THE SOLICITATION TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.